UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-40509

Brookfield Wealth Solutions Ltd.
(Name of Registrant)

Ideation House, First Floor

94 Pitts Bay Road

Pembroke, HM08

Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

As previously announced on May 26, 2026, Brookfield Corporation (“BN”) and Brookfield Wealth Solutions Ltd. (“BWS”) announced a transaction to further simplify their corporate structure under one publicly traded company, Brookfield Corporation Ltd. (the “Transaction”). The Transaction will be implemented pursuant to a court-approved plan of arrangement and related steps requiring approval of shareholders of each of BN and BWS. The management information circular of BWS (the “Circular”) is furnished as Exhibit 99.3 to this Form 6-K.

Full details of the Transaction and the matters contemplated therein can be found in the Transaction Supplement (Appendix B to the Circular furnished hereto as Exhibit 99.3) and in the Transaction Agreement (Appendix H to the Transaction Supplement furnished hereto as Exhibit 99.3).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit	Description of Exhibit
99.1	Form of Proxy for Class A Exchangeable Limited Voting Shares

99.2	Notice of Annual General and Special Meeting of Shareholders

99.3	Management Information Circular

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD WEALTH SOLUTIONS LTD.

Date: June 5, 2026	By:	/s/ Thomas Corbett
		Name:	Thomas Corbett
		Title:	Chief Financial Officer